Exhibit 9

Searchlight III CVL, L.P.

c/o Searchlight Capital Partners, L.P.

745 Fifth Avenue, 27th Floor

New York, New York 10151

December 7, 2021

Re:	Letter Agreement regarding Amended and Restated Escrow Agreement

Ladies and Gentlemen:

This Letter Agreement (“Letter Agreement”) memorializes the agreement and understanding between Consolidated Communications Holdings, Inc. (the “Company”) and Searchlight III CVL, L.P. (the “Investor” and, together, the “Parties”) with respect to the matters identified below. Unless otherwise specified, capitalized terms have the meaning set forth in the Amended and Restated Escrow Agreement dated October 2, 2020, as amended on December 7, 2021 (the “Escrow Agreement”).

1. Investment Agreement and Escrow Agreement: Reference is made to (i) the Investment Agreement between the Parties dated September 13, 2020, and (ii) the Escrow Agreement. Concurrently herewith, the Parties are consummating a series of transactions in which (a) the Investor is investing $75,000,000 in the Company, (b) the Company is issuing shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”), to the Investor, (c) the Initial Escrow Property (consisting of a note that is currently held in escrow (the “Note”) as well as certain ancillary documents in connection therewith) is being released from escrow, (d) simultaneously with such release, the Note is being converted into shares of Series A Perpetual Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) and (e) simultaneously with such conversion, the Company is, at the Investor’s direction, causing to be deposited in escrow 50,000 shares of Preferred Stock (the “Second Escrow Property”) subject to the terms and conditions set forth in the Escrow Agreement (collectively, the “Transaction”).

2. FCC Approval: The Parties acknowledge that, absent receipt of certain approvals (collectively, “FCC Approval”) of the Federal Communications Commission (“FCC”), the receipt of all of the Common Stock and Preferred Stock by the Investor could, under applicable FCC rules and policies, (i) require the filing of a major change or major modification that would result in dismissal or denial of a pending auction long-form application or (ii) cause an unauthorized transfer of control (each of (i) and (ii), an “FCC Control Event”).

3. Redemption of Second Escrow Property: In the event that (i) FCC Approval has not been received by January 31, 2022 and (ii) the Second Escrow Property has not already been released (e.g., because the Company has not yet taken the actions contemplated by clause (a) of this sentence), then the Company shall, by February 1, 2022, either: (a) have taken all necessary actions that the Investor deems sufficient to determine that the release of the Second Escrow Property to the Investor without FCC Approval is unlikely to cause an FCC Control

Event under applicable FCC rules and policies (e.g., relinquishing the CBRS Licenses (as defined below)); or (b) deliver a notice of redemption in accordance with Section 5(b) of the Certificate of Designations for the Preferred Stock (the “Certificate of Designations”) and this Letter Agreement (“Redemption”) of a number of shares of Preferred Stock included in the Second Escrow Property that is sufficient to cause the Investor to hold less than 50% of the total equity of the Company as determined under applicable FCC rules and policies (the “Redemption Second Escrow Property”). If the Company elects Redemption pursuant to this paragraph, then (I) by February 1, 2022, the Company shall deliver to the Investor a written notice of redemption (“Company Redemption Notice”) in accordance with the Certificate of Designations specifying a date for consummation of the Redemption not later than February 11, 2022 (“Company Redemption Date”) with respect to the Redemption Second Escrow Property, at a purchase price per share of Preferred Stock in cash equal to the sum of $1,000 per share (as adjusted pursuant to the Certificate of Designations) (the “Liquidation Preference”) and the dividends on the Preferred Stock that have accrued on such share pursuant to Certificate of Designations, whether or not declared, but that have not, as of such date, been paid or added to the Liquidation Preference pursuant to the Certificate of Designations, in each case, as of the Company Redemption Date and (II) the Investor shall not deliver a Release Instruction with respect to the Second Escrow Property until such Company Redemption Date. For the avoidance of doubt, in the event of a Redemption pursuant to this paragraph, (A) the Escrow Agent will continue to hold all of the Second Escrow Property until the Company Redemption Date, when the redemption price for the Redemption Second Escrow Property shall be paid to the Investor in full in accordance with the Certificate of Designations and (B) all Second Escrow Property other than the Redemption Second Escrow Property shall be released to the Investor on the Company Redemption Date. For the purposes of this Letter Agreement, “CBRS Licenses” shall mean the CBRS Priority Access Licenses in the 3550 to 3650 MHz spectrum band for which the Company has applied in the FCC application bearing FCC file number 0009219160.

4. Voting of Common Stock; Exercise of Consent Rights: Notwithstanding anything to the contrary in the Governance Agreement, dated as of September 13, 2020, by and between the Investor and the Company (the “Governance Agreement”) or any other agreement between the Company and the Investor, during the period commencing on the date hereof and ending on the earlier of (x) February 11, 2022 and (y) the release of the Second Escrow Property in accordance with the terms of the Escrow Agreement, the Investor will not vote any of its shares of Common Stock at any meeting of stockholders of the Company; provided, that the foregoing shall not restrict voting at any meeting (i) with respect to the election of any individual that the Investor is entitled to nominate as a director pursuant to the Governance Agreement or (ii) in order to exercise rights held by the Investor that are consistent with the FCC’s rules and policies concerning ordinary and customary minority shareholder protections. For the avoidance of doubt, during this same period, the Investor will be entitled to exercise (a) its rights under the Governance Agreement and (b) its consent rights under the portion of the Preferred Stock that is not part of the Second Escrow Property (it being understood that the rights referred to in clauses (a) and (b) of this sentence are consistent with the FCC’s rules and policies concerning ordinary and customary minority shareholder protections) and shall not exercise any consent rights under the Second Escrow Property.

5. Limitation on Receipt of Benefits from Second Escrow Property: The Investor and the Company agree that, from the date hereof until the Second Escrow Property is released pursuant to the Escrow Agreement, no cash dividends or other financial benefits that would otherwise be required to be delivered to the Investor pursuant to the Second Escrow Property during such period shall be delivered to Investor, and any such financial benefits accruing during the Second Escrow Period shall be delivered to the Investor only upon release of the Second Escrow Property pursuant to the Escrow Agreement.

6. No Change of Control: For the avoidance of doubt, when considered in connection with the Escrow Agreement and this Letter Agreement, the closing of the Transaction on the date hereof shall not result in the Investor acquiring de jure or de facto control over the Company.

By signing below, the Parties agree to and acknowledge each of the agreements set forth in this Letter Agreement. This Letter Agreement may be executed in counterparts. Signatures to this Letter Agreement may be transmitted by facsimile or by emailing a .pdf file and shall be valid and effective to bind the party so signing.

[Signature pages follow]

Sincerely,

CONSOLIDATED COMMUNICATIONS HOLDINGS, INC.

By:	/s/ C. Robert Udell, Jr.
Name:	C. Robert Udell, Jr.
Title:	President & CEO

[Signature page follows]

[Signature Page to Escrow Agreement Side Letter]

ACKNOWLEDGED AND AGREED TO BY:

SEARCHLIGHT III CVL, L.P.
By:	Searchlight III CVL GP, LLC
its general partner

By:	/s/ Andrew Frey
Name:	Andrew Frey
Title:	Authorized Person

[Signature Page to Escrow Agreement Side Letter]